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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Years
	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$2,960	$1,125	$(6,831)	$(13,247)	$(4,661)
Fixed charges to add to earnings:
Interest expense	63	60	12	80	53
Rent interest factor(1)	395	410	394	462	392

Total fixed charges	458	470	406	542	445
Earnings before income taxes and fixed charges	$3,418	$1,595	$(6,425)	$(12,705)	$(4,216)
Ratio of earnings to fixed charges(2)	7.5	3.4	(15.8)	(23.4)	(9.5)

(1)
Approximately one-third of rental expense is deemed representative of the interest factor.

(2)
For 2008, 2009 and 2010, our earnings were insufficient to cover fixed charges by $4.7 million, $13.2 million and $6.8 million, respectively.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)